EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	—	$92.70	—
Fees Previously Paid	$11,485,722.60(1)		$1,064.73(2)
Total Transaction Valuation	$11,485,722.60
Total Fees Due for Filing			$0.00
Total Fees Previously Paid			$1,064.73
Total Fee Offsets			—
Net Fee Due			$0.00

(1) On June 17, 2022, the Registrant offered to purchase up to 922,548 shares of its common stock, at a price equal to the net asset value per share as of July 22, 2022. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $12.45 as of May 31, 2022.
(2) Paid pursuant to the filing of a Tender Offer Statement on Schedule TO on June 17, 2022. Calculated as 100% of the Transaction Valuation.